

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2018

Via E-mail

Alfred V. Tobia Jr.
Sidus Investment Partners, L.P.
767 Third Avenue, 15th Floor
New York, New York 10017

     Re: Acacia Research Corp.
             Preliminary Proxy Statement on Schedule 14A
             Filed April 5, 2018 by Sidus Investment Partners, L.P. and BLR Partners LP
             Additional Soliciting Material Filed Pursuant to Rule 14a-12
             Filed March 20, 2018 and March 21, 2018
             File No. 001-37721

Dear Mr. Tobia:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed on April 5, 2018

General

1.   Please characterize each statement or assertion of opinion or belief as such. As examples of opinions presented as fact, we cite the headings of the subsections on page 10. Please revise.

Background to the Solicitation, page 5

2.   Please revise to clarify whether the January 26, 2018 telephonic conversation with Messrs. Graziadio and Stewart and James F. Sanders was as a result of the email requests made on January 12, 2018 and January 13, 2018.

3.   Please expand your disclosure to specify how Clifford Press, a nominee of Sidus, contacted the company. For example, please specify the dates, who Mr. Press contacted and how he contacted the person(s). Also discuss the purpose of Mr. Press' contact with the company.

4.   Refer to the third bullet point on page 6. Summarize the "serious concerns" about the company and "certain of its directors" Sidus shared with the company by private letter dated March 8, 2018.

We are Concerned by Acacia's Unusual and Excessive Compensation Practices, page 10

5.   You state that despite the nearly 41% decline in Acacia's stock price since Mr. Graziadio's appointment as Executive Chairman, he has been, in your view, generously compensated by Acacia. Please revise to disclose the company's performance prior to his appointment as Executive Chairman, and if there was any decline prior to his appointment. In this regard, we note your disclosure on page 8 with respect to the 10 year performance of the company's stock.

 There is a Better Way Forward, page 11

6.   Here and as appropriate in other places in the proxy statement where you discuss your nominees, provide more specifics about what actions they will agitate for to improve the corporate governance and performance of the company if they are elected to the board. Balance the disclosure by noting that they will constitute only a minority of the recently-expanded board of directors and will thus not be able to effect change without winning the support of the company's other directors.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Folake Ayoola, Special Counsel, at (202) 551-3673 or me at (202) 551-3263 with any other questions.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Ryan Nebel, Esq.
       Olshan Frome Wolosky LLP